FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated July 22, 2003, announcing the building of a new plant in Mexico.

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, July 22, 2003

Lafarge to build new cement plant in Mexico

Lafarge announced today its decision to build a new cement plant in Mexico close to its existing site in Hidalgo State, near Mexico City. This new, competitive plant will have an annual production capacity of 600 000 tonnes. It will replace the existing high cost operation which has a capacity of 350 000 tonnes per year. By the time production commences in 2006, the total investment cost including additional reserves will be approximately $120 million. The project is expected to create value very quickly due to cost reduction and market growth.

With this modern, low cost, strategically located plant, Lafarge will actively participate in the future growth of the Mexican market. Mexico is the second largest cement market in Latin America, consuming more than 30 million tonnes per year.

Commenting on this development, Bernard Kasriel, Chief Executive Officer of Lafarge, said: “This project further demonstrates our strategy to enhance profitability and strengthen our position in growing markets.”

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTORS RELATIONS:

Véronique Doux: (+33) 1 44 34 19 47 veronique.doux@lafarge.com	James Palmer : 33-1 44 34 11 26 james.palmer@lafarge.com

Brunswick : Stéphanie Tessier: (+33) 1 53 96 83 79 stessier@brunswickgroup.com	Danièle Daouphars : 33-1 44 34 11 51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These include forward-looking statements in this press release regarding achievement of our net debt reduction target, capital expenditure target, our plans for divestitures, our expected operating income and our expected pension costs. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number D03-0375 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 22, 2003		Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau

	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance